UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

     The Cruelty Free Value Fund Inc./Beacon Global Advisors Trust an investment co currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister.

I.   General Identifying Information

     1.   Reason  fund  is  applying  to   deregister   (check  only  one:   for
          descriptions, see Instruction 1 above):

          [ ]  Merger

          [x]  Liquidation

          [ ]  Abandonment of Registration
               (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          [ ]  Election  of  status as a  Business  Development  Company  (Note:
               Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

     2.   Name of fund: Beacon Global Advisors Trust

     3.   Securities and Exchange Commission File No.: 811-07879

     4.   Is this initial  Form N-8F or an amendment to a previously  filed Form
          N-8F?

          [X]  Initial Application     [ ]  Amendment

     5. Address of Principal Executive Office : Beacon Global Advisors Inc.4550 Montgomery Avenue, Suite 302N Bethesda, MD 20814

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Robert Henrich Beacon Global Advisors, Inc. 4550 Montgomery Avenue Suite 302 N, Bethesda, MD 20814 301-664-5600

     7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1,.31a-2]: The Declaration Group Terry Smith 610-832-1075- 555 north Lane, Suite 6160 Conshohocken, PA 19428

          NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

     8.   Classification of fund (check only one):

          [X]  Management company;

          [ ]  Unit investment trust; or

          [ ]  Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

          [X]  Open-end        [ ]  Closed-end

     10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contract with those advisers have been terminated: Beacon Global Advisors, Inc. 4550 Montgomery Avenue, Suite 302N Bethesda, MD 20814

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: Beacon Global Advisors, Inc. 4550 Montgomery Avenue, Suite 302N Bethesda, MD 20814

     13.  If the fund is a unit investment trust ("UIT") provide:

          (a)  Depositor's name(s) and address(es):

          (b)  Trustee's name(s) and address(es):

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [ ]  Yes          [X]  No

          If Yes, for each UIT state:
          Name(s):

          File No.: 811-

          Business Address:

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X]  Yes          [ ]  No

               If Yes,  state  the date on which  the  board  vote  took  place:
               November 9, 1999

               If No, explain:

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X]  Yes          [ ]  No  January 7, 2000

               If Yes, state the date on which the shareholder  vote took place:

               If No, explain:

II.  Distributions to Shareholders

     16. Has the fund distributed any assets to its shareholders in connection with the Merger of Liquidation?

          [X]  Yes          [ ]  No

          (a)  If  Yes,   list  the   date(s)  on  which  the  fund  made  those
               distributions: May 31, 2000

          (b)  Were the distributions made on the basis of net assets?

               [X]  Yes     [ ]  No

          (c)  Were the distributions made pro rata based on share ownership?

               [X]  Yes     [ ] No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders/ For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e)  Liquidations only:
               Were any distributions to shareholders made in kind?

               [ ]  Yes     [X]  No

               If  Yes,   indicate  the  percentage  of  fund  shares  owned  by
               affiliates, or any other affiliation of shareholders:

     17.  Closed-End funds only:
          Has the fund issued senior securities?

          [ ]  Yes     [ ]  No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     18.  Has the fund distributed all of its assets to the fund's shareholders?

          [X]  Yes     [ ]  No

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ]  Yes     [X]  No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

     20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [ ]  Yes     [X]  No

          If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b)  Why has the fund retained the remaining assets?

          (c)  Will the remaining assets be invested in securities?

               [ ]  Yes     [ ]  No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ]  Yes     [X]  No

          If Yes,

          (a)  Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

     22.  (a)  List the  expenses  incurred  in  connection  with the  Merger or
               Liquidation:

               (i)  Legal expenses: $4250.00

               (ii) Accounting expenses: $500.00

               (iii)Other  expenses (list and identify  separately):  $2500.00 -
                    transfer agent fee

               (iv) Total expenses (sum of lines (i)-(iii) above): $7250.00

          (b) How were these expenses allocated? Fund paid $2550 for proxy, Fund paid $2500 termination fee to service company, Fund paid $500.00 accounting fees, Advisor paid $2000 legal fees

          (c)  Who paid those expenses? Fund and Advisor paid

          (d) How did the fund pay for unamortized expenses (if any)? The Advisor reimbursed the Fund for unamortized organization costs of approximately $34,500.00

     23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ]  Yes     [X]  No

          If Yes, cite the release numbers of the Commission's notice and order or, of no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

     24.  Is the fund a party to any litigation or administrative proceeding?

          [ ]  Yes     [X]  No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ]  Yes     [X]  No

          If Yes, describe the nature and extent of those activities: [*19479]

VI.  Mergers Only

     26.  (a)  State the name of the fund surviving the Merger:

          (b) State the Investment Company Act file number of the fund surviving the Merger: 811-

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date agreement was filed:

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Beacon Global Advisors Trust/Cruelty Free Value Fund (ii) he is the Managing Director of The Fund and (iii) all actions by shareholders, Beacon Global Advisors Trust/Cruelty Free Value Fund directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this form N-8F application are true to the best of my knowledge, information and belief.

                               /s/ Robert Henrich
                        --------------------------------
                                   (Signature)